

Mail Stop 3561

June 7, 2011

<u>Via Fax & U.S. Mail</u>

Ms. Kathy Willard
Chief Financial Officer
9348 Civic Center Drive
Beverly Hills, California 90210

      Re: **Live Nation Entertainment, Inc.**
                Form 10-K for the fiscal year ended December 31, 2010
                Filed February 28, 2011
                File No. 001-32611

Dear Ms. Willard:

We have reviewed your response letter dated May 27, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Notes to the Financial Statements</u>

<u>Note 19. Quarterly Results of Operations, page 130</u>

1. We note from your response to our prior comment 14 and revise disclosure that the settlement of a pre-existing relationship with LN-Haymon resulted in a gain of $6.1 million. Please provide us more detail as to how this gain was calculated or determined. As part of your response, please tell us how you followed the guidance in ASC 805-10-55-21 in calculating the gain recognized.

Form 10-Q for the quarter ended March 31, 2011

Note 3. Acquisitions – Front Line

2. We note from your disclosure that in connection with the purchase of Front Line stock, you issued shares of Live Nation common stock to the Azoff Sellers and to MSG. Please explain to us, and disclose in the notes to future filings, how you determined or calculated the value of the shares issued. Also, please revise the cash flow statement in future filings to disclose this issuance of common shares as a non-cash investing or financing activity.

3. We note from your disclosure in Note 3 that as a result of the repurchases, you recorded $24.4 million in selling, general and administrative expenses in the first quarter of 2011. Please explain to us in detail, how you determined or calculated the $24.4 million amount.

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You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 if you have any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(310) 867-7054